Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Bloomberg Markets: European Close, February 25, 2020, Intuit Buys Credit Karma for $7.1B – 8:45 AM PST

Vonnie Quinn, Bloomberg: Well, Intuit, the software giant behind TurboTax said it is buying Credit Karma for about 7.1 billion dollars in cash and stock. We’re about 24 hours past that announcement now and celebrating are the CEOs of both companies. Joining us from San Francisco is Intuit President and CEO Sasan Goodarzi and Credit Karma CEO and Founder Ken Lin. So to both of you, congratulations. Had you talked about a potential deal before?

Sasan Goodarzi, Intuit CEO: Well, first of all thank you for having us and good morning. I’ve admired Ken and Credit Karma for a very long time and you know we had been talking about our mission and purpose in terms of what is possible and what we could do together. I would say our talks got serious in the last several months and we are very fortunate to be sitting here with you today.

Vonnie Quinn, Bloomberg: Just because it’s tax season, and I would be curious as to how you plan to market both TurboTax and Credit Karma, right? Because they are sort of competitors and that was one of the big things you had to lobby about in D.C., Ken?

Ken Lin, Credit Karma Founder and CEO: Yeah, you know I think consumer choice is the most important thing. So for us, we have different tax products and they are for different segments of the consumer base and we think at the end of the day what we have always been focused on is a mission around enabling consumers to have financial progress and I think this deal really furthers that.

Guy Johnson, Bloomberg: Ken, why didn’t you IPO the business? And did some of the IPOs that we saw last year put you off that option?

Ken Lin, Credit Karma Founder and CEO: Well you know, I have always been on the record that for us as a company the mission was the most important piece. I’ve always said that the IPO was a tool in achieving that mission and, you know, we’ve always been in a situation where we have had choice and when we looked at the IPO markets and we looked at what we could do with Intuit, we realized that, based on the mission, Intuit was the much better option.

Guy Johnson, Bloomberg: So Sasan, is this a defensive acquisition or an offensive acquisition or a combination of both? It was interesting Ken launched a tax filing platform a little while ago and maybe that was starting to eat into your business?

Sasan Goodarzi, Intuit CEO: No. This is all about playing offensive and delivering for customers. We set an internal goal that by 2025 we wanted to double the household savings rate for anybody that’s on our platform and we see this as an opportunity with Credit Karma coming together to put the power of the customer’s data in their hands – whether it’s their spending, whether it’s their income, their credit history. And that gives them the opportunity to get preapproved loans, preapproved insurance at the best rates possible with hundreds of financial institutions competing for that business and so that’s the opportunity that we see ahead of us. We believe very much in what they are doing with free taxes and that will continue. This wasn’t about tax, this was about what’s possible in terms of really changing the world for the better, powering the economy for consumers.

Vonnie Quinn, Bloomberg: So Sasan are you worried at all about any antitrust concerns still?

Sasan Goodarzi, Intuit CEO: You know, first of all, we will work with regulators to provide them whatever information and data that they need. We are not concerned because this is good for consumers. This provides choice for consumers. It actually creates an environment and a platform for more competition. More and more financial institutions will want to compete for the consumers’ business and the consumers will have the power of the data in their own hands to be able to understand what’s right for them. Better savings accounts, better loans, better credit cards at the best rates and then ultimately advice from us on how to improve their credit history and credit score. We think this is all on the upside for consumers and creates more competition.

Vonnie Quinn, Bloomberg: What signal does your sale as well as the likes of say Plaid to Visa send to the FinTech community more broadly? I mean this is a massive, massive price.

Sasan Goodarzi, Intuit CEO: First of all, this is all based on what we believe is important to deliver for customers and helping them make ends meet. We believe there’s a lot of investments in FinTech but we also don’t see anyone really putting the power of choice into consumer’s hands and ensuring that we can help them improve their credit rating, improve their income, improve how much money that they save. And this is really about an investment to ensure that we put the power in the consumers’ hands and I hope the signal that it sends is that we need much more innovation in FinTech to ensure that we create choice for consumers.

Guy Johnson, Bloomberg: So Sasan there have been a lot of deals done in the FinTech space recently though. Was that a catalyst?

Sasan Goodarzi, Intuit CEO: No, not at all. We are very grounded in choices that we make and our number one choice was to really help consumers make ends meet and to achieve the bold goal that we’ve set for 2025, which is to double the household savings rate and that is something that has really been our compass and what we’ve looked to focus on. And really this acquisition really improves our speed to market.

Guy Johnson, Bloomberg: Ken, how is this actually going to work? How are these two companies going to fit together?

Ken Lin, Credit Karma Founder and CEO: Well you know, we’ve really talked about an acceleration plan at Credit Karma. When you think about what we do as a business, right, we provide more certainty for the right financial services products for our members. We provide transparency in the space to ensure that they get the very best rate of the things that they can get and we simplify the process for any financial services product that’s on our platform. And when you think about our ability to partner with Intuit, we accelerate all of those visions. We can actually make that platform more robust and that’s what we are really focused on – accelerating the business and creating more benefits to our membership base.

Vonnie Quinn, Bloomberg: So Ken you brought this project to fruition – in some ways I’m sure you’ll continue to work obviously on it – where are the gaps that you see in this area now? Where is your brain leading you next?

Ken Lin, Credit Karma Founder and CEO: Well, if you just look at innovation in Internet over the last thirty years, I think consumers have been largely left out of that, right? If you think about how challenging it is to find the right financial services provider, how hard it is to apply. These are real solutions for most consumers and we very much focus on how do we solve those problems, how do we ensure that every product you see you’re qualified for. How do we make it so all the friction is taken out of it so you will refinance a loan when you can save money? How do we ensure that of the 500 dollars you might have in a savings account you’re getting the very best yield there and if rates are changing, we can help you move those dollars to a higher yielding account. Those are important things for consumers and there’s simply too much friction in the space today for them to take advantage of it, and I think our partnership will really accelerate the technology necessary to automate all of those functions in a way that consumers really, you know, become the winner at the end of the day.

Vonnie Quinn, Bloomberg: Alright, our thanks to both of you and congratulations again. That is Ken Lin, Credit Karma CEO and Founder and also to Sasan Goodarzi President and CEO of Intuit.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, without limitation, the following: failure to obtain required regulatory approvals in a timely manner or otherwise; failure to satisfy any closing conditions to the proposed acquisition of Credit Karma, Inc.; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma, Inc. or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma, Inc.; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; and economic, social or political conditions that could adversely affect the acquisition or the parties. More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2019 and in our other SEC filings. You can locate these reports through our website at http://investors.intuit.com. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Intuit will file with the SEC a registration statement on Form S-4, which will include the prospectus of Intuit (the “prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.